UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

WEBUY GLOBAL LTD

(Exact name of registrant as specified in its charter)

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Webuy Launches AI Agent-Assisted Smart Travel Card to Enhance Connected Travel Experience
99.2	Webuy Expands China Inbound Travel Capabilities Through Strategic Partnership with Moyu Travel and MeetPanda
99.3	Webuy Strengthens Its Position in China's Growing Inbound Tourism Market Through Strategic Industry Partnerships
99.4	WEBUY GLOBAL LTD. Reports Record NATAS Fair Bookings of US$ 4.76 Million, 42% Higher than March 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBUY GLOBAL LTD

Date: September 1, 2026	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

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